VITAXEL GROUP LIMITED

Wisma Ho Wah Genting, No. 35

Jalan Maharajalela, 50150

Kuala Lumpur, Malaysia

July 23, 2019

Melissa Raminpour

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

Washington, DC 20549

Re:	Vitaxel Group Ltd
Form 10-K for Fiscal Year Ended December 31, 2018
Filed April 1, 2019
File No. 000-55685

Dear Ms. Raminpour:

Vitaxel Group Ltd. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 1 to the Annual Report on Form 10-K (the "Amended Annual Report”) in response to the Commission's comment letter, dated July 15, 2019 (the "Comment Letter"), with reference to the Company's Annual Report on Form 10-K filed with the Commission on April 1, 2019.

In addition to the Amended Annual Report, the Company supplementally responds to the Commission's comment as follows (the term “our” or “we” as used herein refers to the Company):

ITEM 9A. Controls and Procedures, page 18

1. You conclude that your disclosure controls and procedures were not effective. However, in your conclusion of Management’s Annual Report on Internal Control over Financial Reporting, you conclude that "the control deficiency over financial reporting identified during the previous period has been remediated and the disclosure controls and procedures were effective as of December 31, 2018." Please advise as to whether your disclosure controls and procedures and internal control over financial reporting were effective or not effective and amend your filing accordingly. Please see Items 307 and 308 of Regulation S-K.

Response:  We respectfully submit to the Commission that there was a clerical error regarding this disclosure in our annual report for the year ended December 31, 2018 and we have amended accordingly in our Amended Annual Report to disclose that our disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2018.

Melissa Raminpour

United States Securities and Exchange Commission

July 23, 2019

If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

VITAXEL GROUP LIMITED

/s/ Leong Yee Ming
Leong Yee Ming
Chief Executive Officer